GRACIN & MARLOW, LLP
Chrysler Building
26th Floor
405 Lexington Avenue
New York, New York 10174
Tel. (212) 907-6457
Fax (212) 208-4657

March 28, 2011

VIA EDGAR AND
OVERNIGHT MAIL

United States Securities
   and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:  William H. Thompson
                  Accounting Branch Chief

Re:         Soupman, Inc.
Item 4.01 Form 8-K and Form 8-K/A
Filed on March 11, 2011 and March 16, 2011, respectively
File No. 000·53943

Dear Mr. Thompson:

Thank you for your March 21, 2011 letter regarding Soupman, Inc. (“Soupman”).  Enclosed is an amendment to Soupman’s Form 8-K and Form 8-K/A filed with the Securities and Exchange Commission on March 11, 2011 and March 16, 2011, respectively, which has been marked to show changes from our prior submissions.  The changes in the Form 8-K/A reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of Soupman’s Form 8-K/A, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Item 4.01 8-K Filed March 11, 2011

1.	Our records show your file number changed to 0-53943 when you filed Form 8-A 12G on April 14, 2010. Please revise the cover page to include the correct file number.

Response:  Complied with.  We have revised the cover page to correct the file number.

2.
Please revise your disclosure in the fourth paragraph regarding the period during which there were no reportable events. This period should be during the two most recent fiscal years and the subsequent interim period through March 7, 20 11.  Refer to paragraph (a)(1)(v) of Item 304 of Regulation S-K. Also, reportable events are described in paragraph (a)(1)(v) of Item 304 of Regulation S-K rather than paragraph (a)(1)(iv) of item 304 of Regulation S-K.  Please revise your disclosure as appropriate.  Please similarly revise your disclosure in paragraph nine.

Response:  Complied with.  We have revised our disclosure throughout regarding the disclosure under reportable events.

 United States Securities
   and Exchange Commission
March 28, 2011

3.
Please file an updated letter from MaloneBailey as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601 (b)(16) of Regulation S-K.  The updated letter should state whether the former auditor agrees with the statements made in the filing and, if not, stating the respects in which it does not agree.

Response:  Complied with.  We have filed an updated letter from MaloneBailey that indicates the former auditor agrees with the statements made in the filing.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 907-4657.

Sincerely,

/s/ Hank Gracin

Hank Gracin

Enclosures

cc:  Soupman, Inc.